Putnam High Income Securities Fund as of 2/28/06 semiannual report

77D: Policies with respect to security investment

In February of 2006 the Trustees approved eliminating one of the funds fundamental investment restrictions whereby, effective April 30, 2006, the fund will no longer be required to invest, under normal circumstances, at least 80% of its net assets in fixed income securities rated below investment grade.